                                                                               .
                                                                               .
                                                                               .

                                                                    Exhibit 99.1

(OLSWANG LOGO)   90 High Holborn   T +44 (0) 20 7067 3000   In alliance with Greenberg Traurig LLP
                 London WC1V 6XX   F +44 (0) 20 7067 3999
                 www.olswang.com   DX 37972 Kingsway        Regulated by the Law Society

                                                                 January 9, 2007

THIRD AGREEMENT AMENDING SHARE SALE AND PURCHASE AGREEMENT RELATING TO CRAMER SYSTEMS GROUP LIMITED DATED 18 JULY 2006

(1)  BROADVIEW

(2)  KENNET

(3)  HARBOURVEST

(4)  THE EXECUTIVES

(5)  THE MANAGEMENT SHAREHOLDERS

(6)  AMDOCS LIMITED

(7)  AMDOCS ASTRUM LIMITED

(8)  JONATHAN MCKAY

Contents

CLAUSE                                                                      PAGE
------                                                                      ----
1. DEFINITIONS AND INTERPRETATION .......................................     1

2. AMENDMENTS TO THE SHARE PURCHASE AGREEMENT ...........................     1

3. CONTINUATION OF SHARE PURCHASE AGREEMENT .............................     3

4. COUNTERPARTS .........................................................     3

5. GENERAL ..............................................................     3

SCHEDULE 1

   Parties
   Part 1 - Broadview ...................................................     4
   Part 2 - Kennet ......................................................     5
   Part 3 - HarbourVest .................................................     6
   Part 4 - The Executives ..............................................     7
   Part 5 - The Management Shareholders .................................     8
APPENDIX 1
   Transaction costs ....................................................    10

THIS AGREEMENT is made on January 9, 2007

BETWEEN:

(1)  BROADVIEW details of which are set out in Part 1 of Schedule 1
     ("BROADVIEW");

(2)  KENNET details of which are set out in Part 2 of Schedule 1 ("KENNET");

(3) HARBOURVEST details of which are set out in Part 3 of Schedule 1 ("HARBOURVEST");

(4) THE EXECUTIVES details of which are set out in Part 4 of Schedule 1 (the "EXECUTIVES");

(5)  THE MANAGEMENT SHAREHOLDERS details of which are set out in Part 5 of
     Schedule 1 (the "MANAGEMENT SHAREHOLDERS");

(6) AMDOCS LIMITED (company number 19528) whose registered office is at Tower Hill House, Le Bordage, Suite 5, St Peter Port, Guernsey GY1 3QT, The Channel Islands (the "BUYER PARENT");

(7) AMDOCS ASTRUM LIMITED (company number 423608) whose registered office is at 1st Floor, Block 5, East Point Business Park, Dublin 3, Eire (the "BUYER"); and

(8)  JONATHAN MCKAY of The Beacon, Penn, Buckinghamshire HP10 8ND.

RECITALS:

(A) Under an agreement dated 18 July 2006, as amended by a supplemental agreement dated 14 August 2006 and a second supplemental agreement dated 14 September 2006 (as so amended, the "SHARE PURCHASE AGREEMENT") made between the parties to this Agreement, the Sellers agreed to sell to the Buyer and the Buyer agreed to purchase the Sellers' Shares and Sellers' Option Shares.

(B) The parties now wish to amend the Share Purchase Agreement on the terms of this Agreement.

(C) This Agreement is executed on behalf of some or all of the Sellers by David-Rice Jones and David Embleton in their capacity as Sellers' Representatives in accordance with clause 6 of the Share Purchase Agreement.

IT IS AGREED as follows:

1.   DEFINITIONS AND INTERPRETATION

     Capitalised terms not defined in this Agreement bear the meanings given to them by the Share Purchase Agreement.

2.   AMENDMENTS TO THE SHARE PURCHASE AGREEMENT

     Each of the parties agrees that with effect from the date of this Agreement the following provisions of the Share Purchase Agreement shall be amended as follows (with all other terms of the Share Purchase Agreement remaining unchanged and in full force and effect):

2.1 The following additional definition shall be included in the Share Purchase Agreement after the definition of Tax Authority:

     "Third Supplemental Amendment Agreement   the third agreement dated
                                               [9] January 2007 amending the
                                               share sale and purchase agreement
                                               relating to Cramer Systems Group
                                               Limited dated 18 July 2006;"

2.2 the following words shall be added at the end of the definition of "Transaction Costs" in clause 1:

          "(g) the sum of $85,000 representing the parties' best estimate of the amount payable under the tax equalisation agreement entered into between Cramer Systems Europe Limited ("CSEL") and certain employees of CSEL working on expatriate assignment in the United States;

          (h) the sum of L25,000 representing the agreed shortfall in employer's national insurance contributions outside the United Kingdom resulting from changes in currency exchange rates in the period between Completion and the date(s) on which any monies for such contributions are converted into relevant non-UK currencies."

2.3 Appendix 1 to this Agreement shall replace Appendix B (as referred to in the definition of "Transaction Costs") to the Share Purchase Agreement;

2.4 Appendix 2 to this Agreement shall replace Appendix E to the Share Purchase Agreement as added by the second supplemental agreement dated 14 September 2006.

2.5 the table at Part 4 of Schedule 1 shall be amended to delete the line referring to Murray Creighton (including the references to 202,875 "Y Shares 31/07/06" and 97,125 "Unvested Y and Accelerated Shares 31/06/07" set out against his name (and the totals for the respective columns shall be adjusted accordingly to read "758,922" and "341,078"));

2.6 Schedule 9 (share capitalisation table) shall be amended to delete the lines referring to Murray Creighton (including any references to Shares or Options set out against his name (and the totals for the respective columns shall be adjusted accordingly)) to be found at the following tabs: "Vested with Acceleration", "Vested no Acceleration", "Fully Diluted" and "Options";

2.7 the following shall be inserted at the final sub paragraph of paragraph 1 of Part 1 of Schedule 11 after the words "attached to this Agreement as Appendix E":

     "as substituted by the Third Supplemental Amendment Agreement (which shall be in final form and shall not be subject to any further updates)."

2.8 the following shall be inserted at paragraph 1 of Part 2 of Schedule 11 after the words " in accordance with Part 1 of this Schedule 11":

     "(save in the case of Broadview in respect of which such payment shall take place as soon as reasonably practicable after Broadview has provided to the Buyer the legal opinion in relation to Broadview due to the Buyer under paragraph 1.1(i) of Part 1 of Schedule 3 of this Agreement. Broadview acknowledges that it has no Claim whatsoever against the Buyer, the Buyer Parent or the Company as a result of such payment taking place on such date rather than on Completion)".

3.   CONTINUATION OF SHARE PURCHASE AGREEMENT

     Save as amended by this Agreement, the Share Purchase Agreement shall continue in full force and effect.

4.   COUNTERPARTS

     This Agreement may be executed in any number of counterparts, each of which shall constitute an original, and all the counterparts shall together constitute one and the same agreement.

5.   GENERAL

5.1 The clause headings and the table of contents used in this Agreement are inserted for ease of reference only and shall not affect construction.

5.2 No variations to this Agreement shall be effective unless made in writing and signed by or on behalf of each party.

5.3 This Agreement shall be governed by English law. The parties irrevocably agree that the courts of England and Wales shall have exclusive jurisdiction to settle any dispute which may arise out of or in connection with this Agreement.

THIS AGREEMENT is executed and delivered as a deed by the parties stated above.

                                   SCHEDULE 1

                                     PARTIES

                               PART 1 - BROADVIEW

NAME                                    ADDRESS
----                                    -------
Broadview BCPSBS Fund LP                c/o BCP Capital Management
                                        1810 Gateway Drive
                                        Suite 260
                                        San Mateo
                                        California
                                        CA 94404
                                        USA

BCP Affiliates Fund LLC                 c/o BCP Capital Management
                                        1810 Gateway Drive
                                        Suite 260
                                        San Mateo
                                        California
                                        CA 94404
                                        USA

BCP Capital LP                          c/o BCP Capital Management
                                        1810 Gateway Drive
                                        Suite 260
                                        San Mateo
                                        California
                                        CA 94404
                                        USA

BCP Capital QPF LP                      c/o BCP Capital Management
                                        1810 Gateway Drive
                                        Suite 260
                                        San Mateo
                                        California
                                        CA 94404
                                        USA

                                 PART 2 - KENNET

NAME                                    ADDRESS
----                                    -------
Kennet 1 LP                             47 Esplanade
                                        St Helier
                                        Jersey
                                        JE1 0BD

                              PART 3 - HARBOURVEST

NAME                                    ADDRESS
----                                    -------
HarbourVest International Private       One Financial Centre
Equity Partners IV - Direct Fund L.P.   Boston
                                        Massachusetts
                                        0211
                                        United States of America

                             PART 4 - THE EXECUTIVES

NAME                                    ADDRESS
----                                    -------
Jonathan Craton
Donald Gibson
David Embleton
Mark Farmer

                      PART 5 - THE MANAGEMENT SHAREHOLDERS

NAME                                    ADDRESS
----                                    -------
Jeremy Crook
Guy Dubois
Brian Buggy
Dave Ettle
Steve Hurn
David Rice-Jones
Francis Haysom
Robert Curran

Dale Thomas
Nelson Veiga
Todd Fryburger
Peter Hurst
Mike Shelton
Steve Miller
Kelly Connery
Murray Creighton

                                   APPENDIX 1

                                TRANSACTION COSTS

PER 40+                                             L            $
-------                                        ----------   ----------
Morgan Stanley                                  2,865,779    5,342,385
Taylor Wessing                                    742,198    1,383,606
SJ Berwin                                         562,390    1,048,407
Ernst Young (tax)                                  52,875       98,570

Employer's NIC borne by Company  UK only        1,937,000    3,610,955
Tax Equalization (eg rejected EMI options)         21,400       39,894
Tax Equalization Expats                            45,596       85,000
ACE Bonus awards                               L62,750.00      116,979
ACE Bonus awards                               L 7,912.24       14,750
Shares for new hires                              344,920      643,000
Bonus in lieu of Y shares                         545,000    1,015,989
Employers NIC in non UK country's                  76,725      143,031
Additional Legal fee provision                     65,000      121,173
Bank transmission costs and converting costs        7,000       13,049
                                                                     0

                                                7,336,545   13,676,788

Transaction expenses at closing + 40            7,593,949   14,156,640

Change                                           -257,404     -479,853

SIGNED as a Deed by DAVID RICE-JONES )
as attorney for the SELLERS          )  /s/ David Rice-Jones
in the presence of:                  )


Witness's Signature /s/ Caroline Grimes
                    -------------------
Name Caroline Grimes
     ----------------------------------
5 Crisp Gardens
---------------------------------------
Temple Park Binfield
---------------------------------------

Occupation Nanny
           ----------------------------


SIGNED as a Deed by DAVID EMBLETON   )
as attorney for the SELLERS          )  /s/ David Embleton
in the presence of:                  )


Witness's Signature /s/ Dinah Hancock
                    -------------------
Name Dinah Hancock
     ----------------------------------
The Murhill
---------------------------------------
Limpley Stoke BA27F2
---------------------------------------

Occupation Secretary
          -----------------------------

Executed as a deed by AMDOCS LIMITED
acting by its authorised signatory
Thomas O'Brien:

/s/ Thomas O'Brien
-------------------------------------
signature

Thomas O'Brien
-------------------------------------
Thomas O'Brien
Authorised signatory

Present when the Common Seal of
AMDOCS ASTRUM LIMITED was affixed
hereto:

/s/ Shane Carolan
-------------------------------------
Director

/s/ Neville Walker
-------------------------------------
Secretary